UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1—Press Release Dated August 12, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: August 13, 2013

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2013 Results

SHANGHAI, China, August 12, 2013 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its unaudited financial results for the second quarter of 2013.

Highlights

•	Net Revenues Increased 9.2% Year Over Year to $142.3 Million

•	Laboratory Services Net Revenues Grew 13.2% Year Over Year to $105.9 Million

•	China-Based Laboratory Services Net Revenues Increased 18.6% Year Over Year to $83.4 Million

•	U.S.-Based Laboratory Services Net Revenues Decreased 3.2% Year Over Year to $22.5 Million

•	Manufacturing Services Net Revenues Decreased 1.1% Year Over Year to $36.4 Million

•	GAAP Diluted Earnings Per ADS Grew 45.5% Year Over Year to $0.41

•	Non-GAAP Diluted Earnings Per ADS Increased 41.9% Year Over Year to $0.46

•	Full-Year 2013 Revenue Guidance Increased to $572-$578 Million, Full-Year 2013 Diluted EPS Guidance Increased to $1.38-$1.44 GAAP and $1.61-$1.67 Non-GAAP

Management Comment

“WuXi continues to make progress in building a broad, integrated platform of R&D services that will enable anyone and any company to discover and develop medicines more efficiently and cost effectively,” said Dr. Ge Li, Chairman and Chief Executive Officer. “This integrated platform does more than simply provide convenience to clients; it helps them realize their dream of being a drug discoverer and developer.

“By serving our customers well, we are achieving solid, broad-based revenue growth,” Dr. Li continued. “We exceeded our second-quarter 2013 revenue guidance, driven by excellent performances by China-based Laboratory Services and Manufacturing Services. We also exceeded our second-quarter 2013 EPS guidance. Year-over-year GAAP diluted EPS growth of 45.5% benefited from this revenue performance, gross margin improvement, large mark-to-market gains from foreign-exchange forward contracts, and lower tax expense.

“We are also building businesses to sustain growth in 2014 and beyond. Revenues from biologics services grew strongly in the second quarter and will be one of the key drivers of revenue and earnings growth for the next several years. Commercial manufacturing has a growing pipeline of products, several of which have received breakthrough designation by the U.S. FDA. And our joint venture WuXiPRA has named an experienced executive, Dr. James Pusey, as President and General Manager to lead it to the forefront of China’s clinical research services business.

“WuXi is also effectively controlling its costs through continuous operational improvements, increased productivity, and implementation of a company-wide Lean Sigma program. We continue to expect to achieve gross margin and operating margin in 2013 comparable to 2012, as businesses like small-molecule drug development and biologics services ramp up their revenues, achieve scale, and provide solid returns on investment.

“Our strong second-quarter performance gives us confidence to increase full-year 2013 revenue guidance to $572-$578 million and full-year 2013 diluted EPS guidance to $1.38-$1.44 GAAP and $1.61-$1.67 non-GAAP,” Dr. Li concluded. “We are investing in capabilities and capacity to sustain long-term revenue and earnings growth. Capital expenditures will increase in the second half of the year as planned and total about $60 million for the full year. Our free cash flow has been quite strong in recent quarters, and we will continue to seek opportunities to buy back shares.”

Second-Quarter 2013 GAAP Results

Second-quarter 2013 net revenues increased 9.2% year over year to $142.3 million. Revenue growth in Laboratory Services of 13.2% was driven by our comprehensive and integrated discovery and development services, primarily in China. A revenue decline of 1.1% in Manufacturing Services was caused by slightly lower demand compared to the record level achieved in the second quarter of 2012.

Second-quarter 2013 GAAP gross profit increased 11.3% year over year to $51.8 million due to 9.2% revenue growth, improved operating efficiency, and effective cost control. Gross margin increased year over year to 36.4% from 35.7%. Gross margin in Laboratory Services increased year over year to 38.9% from 36.7% mainly due to improved productivity and the ramp-up of biologics and preclinical services, partially offset by the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar. Gross margin in Manufacturing Services decreased year over year to 29.1% from 33.1% due to business mix.

Second-quarter 2013 GAAP operating income increased 8.1% year over year to $25.7 million due to the 11.3% increase in gross profit, partially offset by a 14.7% increase in operating expenses. Operating margin declined slightly to 18.1% from 18.2%, primarily due to the increase in operating expenses.

Second-quarter 2013 GAAP net income increased 44.6% year over year to $29.6 million due to the 8.1% year-over-year increase in operating income, higher other income primarily due to $1.6 million of realized gains and $3.0 million of mark-to-market gains on foreign-exchange forward contracts, and a 6.2% decrease in income tax expense due to the mix of taxable income and $2.3 million of one-time tax benefits received this quarter, partially offset by $1.4 million of equity-method investment losses associated with our joint ventures with PRA and MedImmune.

Second-quarter 2013 GAAP diluted earnings per ADS increased 45.5% to $0.41 due to the 44.6% increase in net income and a lower number of outstanding ADSs as a result of last year’s share buybacks. Second-quarter 2013 GAAP comprehensive income increased 102.6% year over year to $37.4 million due to the increase in currency translation adjustments and the 44.6% increase in GAAP net income.

Second-Quarter 2013 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Second-quarter 2013 non-GAAP gross profit increased 10.2% year over year to $53.0 million, due to the revenue growth, improved operating efficiency, and effective cost control discussed above. Non-GAAP gross margin increased year-over-year to 37.2% from 36.8%, mainly due to improved productivity and the ramp-up of biologics and preclinical services, partially offset by the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar.

Second-quarter 2013 non-GAAP operating income increased 8.8% year over year to $29.8 million, primarily due to the 10.2% increase in non-GAAP gross profit. Operating margin declined slightly to 20.9% from 21.0%, primarily due to higher operating expenses.

Second-quarter 2013 non-GAAP net income grew 41.0% year over year to $33.7 million due to the 8.8% increase in non-GAAP operating income, higher other income primarily due to $1.6 million of realized gains and $3.0 million of mark-to-market gains on foreign-exchange forward contracts, and a decrease in income tax expense due to the mix of taxable income and $2.3 million of one-time tax benefits received this quarter, partially offset by $1.4 million of equity-method investment losses associated with our joint ventures with PRA and MedImmune.

Second-quarter 2013 non-GAAP diluted earnings per ADS grew 41.9% year over year to $0.46 due to the 41.0% increase in net income and a lower number of outstanding ADSs as a result of last year’s share buybacks.

Full-Year 2013 Financial Guidance

WuXi PharmaTech updates its full-year 2013 financial guidance as follows:

•	Total net revenues of $572-578 million, or 14-16% year-over-year growth, compared to previous guidance of $565-575 million, or 13-15% growth

•	GAAP and non-GAAP gross margin and operating margin comparable to those in 2012, the same as previous guidance

•	GAAP diluted earnings per ADS of $1.38-$1.44, compared to previous guidance of $1.26-$1.30

•	Non-GAAP diluted earnings per ADS of $1.61-$1.67, compared to previous guidance of $1.49-$1.53

•	Capital expenditures of about $60 million, the same as previous guidance

Third-Quarter 2013 Financial Guidance

WuXi PharmaTech provides the following third-quarter 2013 financial guidance:

•	Total net revenues of $143-145 million

•	GAAP diluted earnings per ADS of $0.32-$0.34

•	Non-GAAP diluted earnings per ADS of $0.38-$0.40

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	June 30, 2013	December 31, 2012
Assets:
Current assets:
Cash and cash equivalents	100,267	54,133
Restricted cash	2,119	423
Short-term investments	199,367	175,245
Accounts receivable, net	115,013	99,578
Inventories	41,104	47,774
Prepaid expenses and other current assets	28,377	18,807

Total current assets	486,247	395,960

Non-current assets:
Goodwill	31,085	32,561
Property, plant and equipment, net	261,849	264,381
Long-term investments	18,377	14,015
Intangible assets, net	5,992	7,268
Land use rights	5,596	5,564
Deferred tax assets	2,533	3,037
Other non-current assets	14,694	19,749

Total non-current assets	340,126	346,575

Total assets	826,373	742,535

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	59,204	59,089
Accounts payable	28,989	21,808
Accrued expenses	21,442	27,411
Deferred revenue	21,917	17,052
Advanced subsidies	12,129	9,265
Other taxes payable	5,695	1,581
Other current liabilities	13,645	11,215

Total current liabilities	163,021	147,421

Non-current liabilities:
Long-term debt, excluding current portion	5,589	5,697
Advanced subsidies	1,886	2,663
Long-term payables	—	732
Other non-current liabilities	7,056	7,799
Total non-current liabilities	14,531	16,891

Total liabilities	177,552	164,312

Equity:

Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 561,121,002 and 568,513,338 issued and outstanding as of December 31, 2012, and June 30, 2013, respectively)	11,370	11,222
Additional paid-in capital	341,481	331,714
Retained earnings	239,935	188,604
Accumulated other comprehensive income	56,035	46,683

Total equity	648,821	578,223

Total liabilities and equity	826,373	742,535

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
Net revenues:
Laboratory Services	105,903	93,544	13.2%	203,384	180,194	12.9%
Manufacturing Services	36,424	36,837	(1.1%)	70,808	68,215	3.8%

Total net revenues	142,327	130,381	9.2%	274,192	248,409	10.4%

Cost of revenues:
Laboratory Services	(64,753)	(59,255)	9.3%	(125,629)	(113,743)	10.4%
Manufacturing Services	(25,819)	(24,632)	4.8%	(49,402)	(46,280)	6.7%

Total cost of revenues	(90,572)	(83,887)	8.0%	(175,031)	(160,023)	9.4%

Gross profit:
Laboratory Services	41,150	34,289	20.0%	77,755	66,451	17.0%
Manufacturing Services	10,605	12,205	(13.1%)	21,406	21,935	(2.4%)

Total gross profit	51,755	46,494	11.3%	99,161	88,386	12.2%

Operating expenses:
Selling and marketing expenses	(4,443)	(3,729)	19.1%	(8,374)	(7,007)	19.5%
General and administrative expenses	(19,215)	(16,911)	13.6%	(37,421)	(33,073)	13.1%
Research and development expenses	(2,405)	(2,080)	15.6%	(4,675)	(3,892)	20.1%

Total operating expenses	(26,063)	(22,720)	14.7%	(50,470)	(43,972)	14.8%

Operating income	25,692	23,774	8.1%	48,691	44,414	9.6%

Other income (expenses), net:
Loss from equity-method investments	(1,401)	—	—	(1,619)	—	—
Other income (expenses), net	7,203	(580)	—	10,260	2,160	375.0%
Interest income (expenses), net	1,997	1,425	40.1%	3,591	3,124	14.9%

Total other income (expenses), net	7,799	845	823.0%	12,232	5,284	131.5%

Income before income taxes	33,491	24,619	36.0%	60,923	49,698	22.6%
Income tax expense	(3,871)	(4,128)	(6.2%)	(9,591)	(8,216)	16.7%

Net income	29,620	20,491	44.6%	51,332	41,482	23.7%

Other comprehensive income:
Currency translation adjustments	7,733	(2,056)	—	9,353	(1,602)	—

Comprehensive income	37,353	18,435	102.6%	60,685	39,880	52.2%

Basic net earnings per ADS	0.42	0.29	46.1%	0.73	0.58	25.9%
Diluted net earnings per ADS	0.41	0.28	45.5%	0.71	0.56	26.5%

Weighted average ADS outstanding—basic	70,892,623	71,660,086	(1.1%)	70,571,293	71,816,806	(1.7%)
Weighted average ADS outstanding—diluted	72,506,783	72,984,759	(0.7%)	72,151,600	73,761,502	(2.2%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change

GAAP gross profit	51,755	46,494	11.3%	99,161	88,386	12.2%
GAAP gross margin	36.4%	35.7%		36.2%	35.6%
Adjustments:
Share-based compensation	1,143	1,023	11.7%	2,182	2,089	4.5%
Amortization of acquired intangible assets	65	525	(87.6%)	163	1,050	(84.5%)

Non-GAAP gross profit	52,963	48,042	10.2%	101,506	91,525	10.9%
Non-GAAP gross margin	37.2%	36.8%		37.0%	36.8%

GAAP operating income	25,692	23,774	8.1%	48,691	44,414	9.6%
GAAP operating margin	18.1%	18.2%		17.8%	17.9%
Adjustments:
Share-based compensation	4,049	3,090	31.0%	7,649	6,245	22.5%
Amortization of acquired intangible assets	65	525	(87.6%)	163	1,050	(84.5%)

Non-GAAP operating income	29,806	27,389	8.8%	56,503	51,709	9.3%
Non-GAAP operating margin	20.9%	21.0%		20.6%	20.8%

GAAP net income	29,620	20,491	44.6%	51,332	41,482	23.7%
GAAP net margin	20.8%	15.7%		18.7%	16.7%
Adjustments:
Share-based compensation	4,049	3,090	31.0%	7,649	6,245	22.5%
Amortization of acquired intangible assets	65	525	(87.6%)	163	1,050	(84.5%)
Deferred tax impact related to acquired intangible assets	(21)	(195)	(89.2%)	(50)	(390)	(87.2%)

Non-GAAP net income	33,713	23,911	41.0%	59,094	48,387	22.1%
Non-GAAP net margin	23.7%	18.3%		21.6%	19.5%

Income attributable to holders of ADS (Non-GAAP):
Basic	33,713	23,911	41.0%	59,094	48,387	22.1%
Diluted	33,713	23,911	41.0%	59,094	48,387	22.1%

Basic earnings per ADS (Non-GAAP)	0.48	0.33	42.5%	0.84	0.67	24.3%
Diluted earnings per ADS (Non-GAAP)	0.46	0.33	41.9%	0.82	0.66	24.9%

Weighted average ADS outstanding—basic (Non-GAAP)	70,892,623	71,660,086	(1.1%)	70,571,293	71,816,806	(1.7%)
Weighted average ADS outstanding—diluted (Non-GAAP)	72,506,783	72,984,759	(0.7%)	72,151,600	73,761,502	(2.2%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
Net revenues:
China-Based Laboratory Services	83,399	70,294	18.6%	157,844	134,746	17.1%
China-Based Manufacturing Services	36,424	36,837	(1.1%)	70,808	68,215	3.8%

Subtotal	119,823	107,131	11.8%	228,652	202,961	12.7%
U.S.-Based Laboratory Services	22,504	23,250	(3.2%)	45,540	45,448	0.2%

Total net revenues	142,327	130,381	9.2%	274,192	248,409	10.4%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Tuesday, August 13, 2013, to discuss its second-quarter 2013 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	1007691

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	1007691

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our third-quarter and full-year 2013 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, and to compete effectively. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2012. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the second-quarter and first-half 2012 and 2013 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and you should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods in this press release.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com